SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 2)*

                          UNITED INVESTORS REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910741107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Chaim Katzman
                             c/o M.G.N. (USA), Inc.
                              Gazit-Globe (82) Ltd.
                       1696 Northeast Miami Gardens Drive
                              North Miami, FL 33179
                                 (305) 947-1664
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 3, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 2 of 13 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Chaim Katzman [IRS #: ###-##-####]
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

          WC
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel and the United States
-------------------------- ------ ----------------------------------------------
         NUMBER OF           7    SOLE VOTING POWER                         -0-
           SHARES          ------ ----------------------------------------------
        BENEFICIALLY         8    SHARED VOTING POWER                   860,370
          OWNED BY         ------ ----------------------------------------------
            EACH             9    SOLE DISPOSITIVE POWER                    -0-
         REPORTING         ------ ----------------------------------------------
        PERSON WITH         10    SHARED DISPOSITIVE POWER              860,370
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          860,370
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **
                                                                            [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.58%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

          IN
------- ------------------------------------------------------------------------

                     ** See instructions before filling out!

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 3 of 13 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          M.G.N. (USA), Inc. [IRS #: ###-##-####]
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS  **

          WC
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------- ------ ---------------------------------------------
         NUMBER OF            7    SOLE VOTING POWER                        -0-
           SHARES           ------ ---------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER                  860,370
          OWNED BY          ------ ---------------------------------------------
            EACH              9    SOLE DISPOSITIVE POWER                   -0-
         REPORTING          ------ ---------------------------------------------
        PERSON WITH          10    SHARED DISPOSITIVE POWER             860,370
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          860,370
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  **
                                                                            [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.58%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON **

          CO
------- ------------------------------------------------------------------------

                     ** See instructions before filling out!

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 4 of 13 Pages
-------------------                                           ------------------


------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Gazit-Globe (82) Ltd.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS **

          WC
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
---------------------------- ------ --------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER                       -0-
           SHARES            ------ --------------------------------------------
        BENEFICIALLY           8    SHARED VOTING POWER                 860,370
          OWNED BY           ------ --------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER                  -0-
         REPORTING           ------ --------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER            860,370
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          860,370
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES ***
                                                                            [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.58%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

          CO
------- ------------------------------------------------------------------------

                     ** See instructions before filling out!

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 5 of 13 Pages
-------------------                                           ------------------

         This Statement constitutes Amendment No. 3 to the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on September 18, 2000 by Chaim Katzman, an individual, M.G.N. (USA), Inc., a Nevada corporation and Gazit-Globe (82) Ltd., an Israeli corporation. Except as specifically set forth herein, the Original Schedule 13D filed on September 18, 2000 remains unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

         Information regarding the Security and Issuer was provided in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

         Information regarding the Reporting Persons was provided in the Original Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

         Item 3 is amended by adding the following:

         The net investment cost (including commissions, if any) of the Common Stock beneficially owned by the Reporting Persons is $4,025,576.30.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Information regarding the purpose of the transaction was provided in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by adding the following:

         As of the close of business on January 3, 2001:

                  (i) M.G.N. (USA), Inc. owns beneficially 860,370 shares of

Common Stock, constituting approximately 9.58% of the shares outstanding.

                  (ii) Gazit-Globe (82) Ltd. owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Gazit-Globe (82) Ltd. may be deemed to own beneficially the 860,370 shares of Common Stock beneficially owned by M.G.N.
(USA), Inc.

                  (iii) Chaim Katzman owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Chaim Katzman may be deemed to own beneficially the 860,370 shares of Common Stock beneficially owned by M.G.N. (USA), Inc.

          (a) The trading dates, number of shares purchased and price per share for all transactions in the Common Stock from the date of the Original Schedule 13D to January 3, 2001, by the Reporting Persons are set forth in Schedule A and were all effected in the over-the- counter market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Information regarding contracts, arrangements, understandings or relationships with respect to securities of the issuer was provided in the Original Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 6 of 13 Pages
-------------------                                           ------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 3 to Schedule 13D as of the 3rd day of January 3, 2001.

                                   M.G.N. (USA), INC., a Nevada corporation


                                   By:
                                      ------------------------------------------
                                       Chaim Katzman
                                       Title: President

                                   GAZIT-GLOBE (82) Ltd., an Israeli Corporation


                                   By:
                                      ------------------------------------------
                                       Chaim Katzman
                                       Title: Director


                                   CHAIM KATZMAN


                                   ---------------------------------------------

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 7 of 13 Pages
-------------------                                           ------------------

                                   Schedule A

                        Transactions in the Common Stock

  Date of              Number of Shares                  Price Per share
Transaction            Purchased (Sold)          (including Commissions, if any)
-----------            ----------------          -------------------------------

 10/26/00                   8000                            5  7/16

 10/27/00                   1000                            5  7/16

 10/27/00                   2000                            5  7/16

 10/27/00                   4000                            5  7/16

 10/27/00                   500                             5  7/16

 10/30/00                   500                             5  7/16

 10/31/00                   9000                            5  7/16

 11/1/00                    1000                            5 1/2

 11/1/00                    1000                            5 1/2

 11/1/00                    500                             5 1/2

 11/1/00                    2000                            5 1/2

 11/1/00                    1500                            5 1/2

 11/1/00                    500                             5 1/2

 11/1/00                    2500                            5 1/2

 11/2/00                    500                             5 5/8

 11/2/00                    1200                            5 5/8

 11/2/00                    1000                            5 5/8

 11/3/00                    800                             5 5/8

 11/3/00                    1600                            5 5/8

 11/3/00                    600                             5 5/8

 11/3/00                    1500                            5 5/8

 11/3/00                    500                             5 11/16

 11/3/00                    500                             5 11/16

 11/3/00                    200                             5 11/16

 11/3/00                    1000                            5 11/16

 11/3/00                    1500                            5 11/16

 11/3/00                    2200                            5 11/16

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 8 of 13 Pages
-------------------                                           ------------------

  Date of              Number of Shares                  Price Per share
Transaction            Purchased (Sold)          (including Commissions, if any)
-----------            ----------------          -------------------------------

 11/3/00                    4400                            5 11/16

 11/3/00                    900                             5 11/16

 11/6/00                    500                             5 11/16

 11/6/00                    1400                            5 11/16

 11/7/00                    100                             5 11/16

 11/7/00                    700                             5 11/16

 11/7/00                    1100                            5 11/16

 12/6/00                    500                             4 1/4

 12/6/00                    500                             4 1/4

 12/6/00                    1200                            4 1/4

 12/8/00                    600                             4 1/4

 12/11/00                   500                             4 1/4

 12/11/00                   400                             4  5/16

 12/11/00                   500                             4  5/16

 12/11/00                   200                             4  5/16

 12/11/00                   1500                            4  5/16

 12/11/00                   1000                            4  5/16

 12/11/00                   900                             4  5/16

 12/12/00                   4000                            4  5/16

 12/13/00                   8500                            4  5/16

 12/13/00                   500                             4  5/16

 12/13/00                   2000                            4  5/16

 12/13/00                   100                             4  5/16

 12/13/00                   200                             4  5/16

 12/13/00                   6000                            4  5/16

 12/14/00                   300                             4  5/16

 12/14/00                   700                             4  5/16

 12/14/00                   2100                            4  5/16

 12/14/00                   2000                            4  5/16

-------------------                                           ------------------
CUSIP No. 910741107               SCHEDULE 13D                Page 9 of 13 Pages
-------------------                                           ------------------

  Date of              Number of Shares                  Price Per share
Transaction            Purchased (Sold)          (including Commissions, if any)
-----------            ----------------          -------------------------------

 12/14/00                   3500                            4  5/16

 12/14/00                   600                             4  5/16

 12/14/00                   500                             4  5/16

 12/14/00                   500                             4  5/16

 12/14/00                   2000                            4  5/16

 12/15/00                   1000                            4  5/16

 12/15/00                   600                             4  5/16

 12/15/00                   900                             4  5/16

 12/15/00                   1300                            4  5/16

 12/15/00                   1200                            4  5/16

 12/18/00                   500                             4  7/16

 12/18/00                   4000                            4  7/16

 12/18/00                   2300                            4  7/16

 12/18/00                   300                             4  7/16

 12/18/00                   200                             4  7/16

 12/18/00                   500                             4  7/16

 12/18/00                   500                             4  7/16

 12/19/00                   2000                            4  7/16

 12/19/00                   4000                            4  7/16

 12/19/00                   1000                            4  7/16

 12/19/00                   1000                            4  7/16

 12/19/00                   500                             4  7/16

 12/19/00                   1000                            4  7/16

 12/19/00                   300                             4  7/16

 12/20/00                   4700                            4  3/8

 12/21/00                   500                             4  3/8

 12/21/00                   500                             4  3/8

 12/21/00                   700                             4  3/8

 12/21/00                   1000                            4  3/8

 12/21/00                   1000                            4  3/8

-------------------                                          -------------------
CUSIP No. 910741107               SCHEDULE 13D               Page 10 of 13 Pages
-------------------                                          -------------------

  Date of              Number of Shares                  Price Per share
Transaction            Purchased (Sold)          (including Commissions, if any)
-----------            ----------------          -------------------------------

 12/21/00                   600                             4  3/8

 12/21/00                   500                             4  5/32

 12/21/00                   3700                            4  5/32

 12/22/00                   1000                            4  3/8

 12/22/00                   2000                            4  3/8

 12/22/00                   3000                            4  3/8

 12/26/00                   500                             4  3/8

 12/26/00                   1500                            4  3/8

 12/26/00                   2000                            4  3/8

 12/26/00                   1500                            4  3/8

 12/26/00                   1900                            4  3/8

 12/26/00                   400                             4  3/8

 12/27/00                   2200                            4  3/8

 12/27/00                   1800                            4  3/8

 12/27/00                   2200                            4  3/8

 12/29/00                   2000                            4  3/8

 12/29/00                   5000                            4  3/8

 12/29/00                   700                             4  5/16

 12/29/00                   800                             4  5/16

 12/29/00                   600                             4  5/16

 12/29/00                   900                             4  5/16

 12/29/00                   3100                            4  5/16

 1/2/01                     1000                            4  5/16

 1/2/01                     300                             4  5/16

 1/2/01                     700                             4  5/16

 1/3/01                     500                             4  5/16

 1/3/01                     4000                            4  3/8

 1/3/01                     600                             4  3/8

 1/3/01                     4400                            4  3/8

-------------------                                          -------------------
CUSIP No. 910741107               SCHEDULE 13D               Page 11 of 13 Pages
-------------------                                          -------------------

  Date of              Number of Shares                  Price Per share
Transaction            Purchased (Sold)          (including Commissions, if any)
-----------            ----------------          -------------------------------

 1/3/01                     1900                            4  5/16

 1/3/01                     600                             4  5/16

 1/3/01                     3050                            4  5/16

 1/3/01                     2100                            4  5/16

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     100                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     1000                            4  3/8

 1/3/01                     1100                            4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     500                             4  3/8

 1/3/01                     800                             4  3/8

 1/3/01                     100                             4  5/16

 1/3/01                     500                             4  5/16

 1/3/01                     900                             4  5/16

 1/4/01                     1750                            4  5/16

 1/4/01                     1000                            4  1/4

 1/4/01                     2000                            4  5/16

 1/4/01                     5000                            4  5/16

 1/4/01                     2000                            4  5/16

 1/4/01                     600                             4 1/4

 1/4/01                     600                             4  1/4

 1/4/01                     3400                            4  1/4

 1/4/01                     6500                            4  1/4

-------------------                                          -------------------
CUSIP No. 910741107               SCHEDULE 13D               Page 12 of 13 Pages
-------------------                                          -------------------

  Date of              Number of Shares                  Price Per share
Transaction            Purchased (Sold)          (including Commissions, if any)
-----------            ----------------          -------------------------------

 1/4/01                     2000                            4  1/4

 1/4/01                     500                             4  1/4

 1/4/01                     500                             4  1/4

 1/4/01                     4000                            4  1/4

 1/4/01                     1900                            4  1/4

 1/4/01                     2600                            4  1/4

 1/4/01                     800                             4  3/16

-------------------                                          -------------------
CUSIP No. 910741107               SCHEDULE 13D               Page 13 of 13 Pages
-------------------                                          -------------------

                     STATEMENT OF JOINT SCHEDULE 13D FILINGS

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

January 3, 2001

                                   M.G.N. (USA), INC., a Nevada corporation


                                   By:
                                      ------------------------------------------
                                       Chaim Katzman
                                       Title: President

                                   GAZIT-GLOBE (82) Ltd., an Israeli Corporation


                                   By:
                                      ------------------------------------------
                                       Chaim Katzman
                                       Title: Director


                                   CHAIM KATZMAN


                                   ---------------------------------------------